

June 6, 2024

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
1340 Reynolds Ave, #120
Irvine, CA 92614

      Re: Clean Energy Technologies, Inc.
          Amendment No. 4 to Registration Statement on Form S-3
          Filed May 10, 2024
          File No. 333-275127

Dear Kambiz Mahdi:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-3 filed May 10, 2024

Cover Page

1.   We note that you have included disclosure on your prospectus cover page and elsewhere in your filing that suggests that Shuya continues to be a VIE, such as your disclosure that your PRC Subsidiaries "and the VIE" could be adversely affected by uncertainties with respect to the Chinese legal system. Please revise your disclosure throughout your filing to clarify whether Shuya is still a VIE.

2.   We note your response to prior comment 1. Please revise your disclosure here and in your risk factor discussion under "The approval or record filing of the CSRC, CAC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws" to disclose whether the majority of your revenues are derived from your natural gas trading operations in China.

Prospectus Summary, page 2

3. We note your disclosure on your prospectus cover page that throughout this prospectus, unless the context requires otherwise, (i) "the Company," "we," "us" and "our" refer to Clean Energy Technologies, Inc. on a consolidated basis with its wholly-owned subsidiaries, (ii) "the PRC Subsidiaries" refers specifically to those wholly-owned subsidiaries of yours located in the People's Republic of China (including Hong Kong) and identified in the corporate structure diagram in the Prospectus Summary, and (iii) "Shuya" or "the VIE" refers specifically to Sichuan Hongzuo Shuya Energy Limited. However, we note that you discuss your business activities under "Company Overview" without referring specifically to your business activities attributable to Shuya. Please revise.

General

4. Please provide us with your analysis regarding how the company meets the eligibility requirements to file on Form S-3. It does not appear that the company filed in a timely manner all reports required to be filed in the past 12 months as required by General Instruction I.A.3(b) of Form S-3. We note the company was not timely in filing its annual report on Form 10-K for the fiscal year ended December 31, 2023. We also note your disclosure that on January 1, 2024, and effective on the same date, JHJ, SSET and Xiangyueheng entered into the Agreement on the Termination of the Concerted Action Agreement pursuant to which the parties released each other from any and all obligations under the Concerted Action Agreement. However, we note that the company did not file a current report on Form 8-K to report the execution of this agreement under Item 1.02. As a result, it does not appear that the company has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement as required by General Instruction I.A.3(a) of Form S-3.

Exhibits

5. We note that you have incorporated by reference your amended Form 10-K for the fiscal year ended December 31, 2023 that includes an audit report by Fruci & Associates II, PLLC dated April 17, 2023. Please file a consent from such firm. Refer to Rule 436.

6. We note your response that PRC counsel's consent is filed as Exhibit 23.3. We also note that Exhibit 23.3 suggests in the opening paragraph and elsewhere that it constitutes counsel's opinion. However, it does not appear that any opinion is being provided in Exhibit 23.3. Please obtain a revised consent from PRC counsel that does not suggest that such exhibit includes an opinion of counsel.

Kambiz Mahdi
Clean Energy Technologies, Inc.
June 6, 2024
Page 3

       Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation

cc: Fang Liu